

December 14, 2022

Davinder Singh
Chief Financial Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
Canada

> **Re: Tucows Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for the Fiscal Year Ended September 30, 2022**
> **File No. 001-32600**

Dear Davinder Singh:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Cash Flows, page F-8

1. Tell us how you account for the gain on the sale of Ting customer assets in your consolidated statement of cash flows. Refer us to your basis in the accounting literature.

Form 10-Q for the Fiscal Quarters Ended September 30, 2022

Notes to Consolidated Financial Statements
13. Segment Reporting, page 17

2. For each reportable segment, please show revenue from external customers and intersegment revenue in accordance with ASC 280-10-50-32. Provide us with your proposed future presentation.

3.   It appears that you consider segment adjusted EBITDA to be a measure of segment operating profit or loss. If so, please remove all references to this measure as a non-GAAP measure when presented within your segment footnote. Please also move the reconciliation of total Adjusted EBITDA so that it is presented after the presentation of segment Adjusted EBITDA. See Item 10(e)(1)(ii)(c) of Regulation S-K and Question 104.04 of our non-GAAP Compliance & Disclosure Interpretations. Please revise accordingly in future filings.

4.   Please reconcile segment gross margin to net income (loss) before income taxes in accordance with ASC 280-10-50-30 to 32. Your reconciliation should identify and describe all significant reconciling items, including but not limited to elimination of intersegment revenue. Provide us with your proposed future presentation.

Adjusted EBITDA, page 43

5.   Please reconcile your Non-GAAP measure adjusted EBITDA from Net Income. We refer to Questions 103.02 and 102.10(b) of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. We note a similar reconciliation in Exhibit 99.1 of your Form 8-K filed on November 7, 2022. Provide us with your proposed future presentation.

6.   We note that you use adjusted EBITDA to evaluate the operational and financial performance of your core business. Tell us if the gain from the sale of your assets to DISH is included in Adjusted EBITDA. If these gains are included in Adjusted EBITDA, tell how this measure allows investors to evaluate the operational and financial performance of your core business.

Liquidity and Capital Resources, page F-44

7.   Enhance your liquidity discussion to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term and separately in the long-term. We refer you to the guidance in Item 303 of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Inessa Kessman, Senior Staff Accountant, at 202-557-3371 or Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology